UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 3, 2023

Landa App 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove AL LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W McFarland Avenue Gastonia NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant AL LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga AL LLC
Landa App 2 LLC - 200 15th Court Northwest Center Point AL LLC	Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia NC LLC	Landa App 2 LLC - 3029 Cedaridge Drive Tampa FL LLC
Landa App 2 LLC - 340 17th Avenue Northwest Center Point AL LLC	Landa App 2 LLC – 4037 Stone Drive Bessemer AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale AL LLC
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC	Landa App 2 LLC - 503 8th Street South Bessemer AL LLC
Landa App 2 LLC - 503 East Robinson Street Dallas NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson AL LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer AL LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66th Street South Birmingham AL LLC
Landa App 2 LLC - 7817 3rd Avenue South Birmingham AL LLC	Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC
Landa App 2 LLC - 808 Home Trail Gastonia NC LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Additional Borrowings

As previously disclosed in the Company’s latest Offering Circular, which can be found here, If a Series does not initially enter into a Refinance Note or other indebtedness, it may seek to finance or further refinance any outstanding indebtedness, including the Acquisition Note and if applicable, the Refinance Note with an additional mortgage or other debt financing, including with either an affiliate or a third party (each, an “Additional Borrowing”).

On April 28, 2023, each of the following Series entered into an Additional Borrowing with L Finance LLC, the terms of which are listed in the table below. Each Additional Borrowing is secured by the Property underlying the respective Series and any other assets of the Series.

Series	Loan Amount	Annual Interest Rate	Loan Date	Maturity Date
Landa Series 235 Celery Avenue N	$184,875	(1)	04/28/2023	04/28/2024
Landa Series 580 Dorothy Street	$137,750	(1)	04/28/2023	04/28/2024
Landa Series 28 E Hammon Drive	$155,875	(1)	04/28/2023	04/28/2024
Landa Series 6716 Mopsy Lane	$137,750	(1)	04/28/2023	04/28/2024
Landa Series 1434 Shirley Drive	$156,600	(1)	04/28/2023	04/28/2024
Landa Series 8990 Doris Lane	$83,375	(1)	04/28/2023	04/28/2024
Landa Series 1096 Vincent Drive	$210,250	(1)	04/28/2023	04/28/2024
Landa Series 301 Woodstream Drive	$160,950	(1)	04/28/2023	04/28/2024
Landa Series 1120 9th Court	$94,250	(1)	04/28/2023	04/28/2024
Landa Series 179 Poplar Springs Drive	$98,238	(1)	04/28/2023	04/28/2024
Landa Series 4464 Willow Street	$177,625	(1)	04/28/2023	04/28/2024
Landa Series 7817 3rd Street South	$76,125	(1)	04/28/2023	04/28/2024
Landa Series 1713 Alfen Street	$112,375	(1)	04/28/2023	04/28/2024
Landa Series 1744 Mountain Drive	$87,000	(1)	04/28/2023	04/28/2024
Landa Series 6820 66th Street South	$108,025	(1)	04/28/2023	04/28/2024
Landa Series 650 Willow Bend Lane	$119,625	(1)	04/28/2023	04/28/2024
Landa Series 113 Hughes Avenue	$201,550	(1)	04/28/2023	04/28/2024
Landa Series 5844 Willow Crest Drive	$155,875	(1)	04/28/2023	04/28/2024
Landa Series 1625 W Mcfarland Avenue	$175,450	(1)	04/28/2023	04/28/2024
Landa Series 913 2nd Street	$108,750	(1)	04/28/2023	04/28/2024
Landa Series 200 15th Court Northwest	$82,650	(1)	04/28/2023	04/28/2024
Landa Series 503 8th Street South	$87,000	(1)	04/28/2023	04/28/2024
Landa Series 503 East Robinson Street	$107,300	(1)	04/28/2023	04/28/2024
Landa Series 4037 Stone Drive	$137,750	(1)	04/28/2023	04/28/2024
Landa Series 4601 Sylvaner Lane	$205,900	(1)	04/28/2023	04/28/2024
Landa Series 8048 Old Plank Road	$221,125	(1)	04/28/2023	04/28/2024
Landa Series 340 17th Ave	$100,050	(1)	04/28/2023	04/28/2024
Landa Series 2150 Tishamingo Drive	$94,250	(1)	04/28/2023	04/28/2024
Landa Series 3029 Cedaridge Drive	$250,850	(1)	04/28/2023	04/28/2024

(1)	Each Additional Borrowing bears interest at a rate that is the higher of SOFR+7%, or 12.5%.

Item 9. Other Events

Transfer of Title

On April 28, 2023, Landa Properties LLC ("Landa Properties”) transferred title (the “Transfer’) to the following properties (“Properties”) to the applicable Series, as set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for each of the Properties underlying the Series to the applicable Series.

Series	Property
Landa App 2 LLC - 235 Celery Avenue N Jacksonville FL LLC	235 Celery Avenue N, Jacksonville, FL, 32220
Landa App 2 LLC - 580 Dorothy Street Barlow FL LLC	580 Dorothy Street, Bartow, FL, 33830
Landa App 2 LLC - 28 E Hammon Drive Apoka FL LLC	28 E Hammon Drive, Apopka, FL, 32703
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	6716 Mopsy Lane, Jacksonville, FL, 32210
Landa App 2 LLC 1434 Shirley Drive Lakeland FL LLC	1434 Shirley Drive, Lakeland, FL, 33810
Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC	8990 Doris Lane, Jacksonville, FL, 32220
Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	1096 Vincent Drive, Mount Dora, FL, 32757
Landa App2 LLC - 301 Woodstream Drive Gastonia NC LLC	301 Woodstream Drive, Gastonia, NC, 28056
Landa App 2 LLC - 1120 9th Court Pleasant Grove AL LLC	1120 9th Court, Pleasant Grove, AL, 35127
Landa App 2 LLC - 179 Poplar Springs Drive Mulga AL LLC	179 Poplar Springs Drive, Mulga, AL, 35118
Landa App 2 LLC - 4464 Willow Street Gardendale AL LLC	4464 Willow Street, Gardendale, AL, 35071
Landa App 2 LLC - 7817 3rd Street South Biirmingham AL LLC	7817 3rd Avenue S, Birmingham, AL, 35206
Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC	1713 Alfen Street, Jacksonville, FL, 32254
Landa App 2 LLC - 1744 Mountain Drive Tarrant AL LLC	1744 Mountain Drive, Tarrant, AL, 35217
Landa App 2 LLC - 6820 66th Street South Birmingham AL LLC	6820 66th Street S, Birmingham, AL, 35212
Landa App 2 LLC - 650 Willow Bend Lane Bessemer AL LLC	650 Willow Bend Ln, Bessemer, AL, 35023
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	113 Hughes Avenue, Sanford, FL, 32771
Landa App 2 LLC - 5844 Willow Crest Drive Pinson AL LLC	5844 Willow Crest Drive, Pinson, AL, 35126
Landa App 2 LLC - 1625 W Mcfarland Avenue Gastonia NC LLC	1625 W McFarland Avenue, Gastonia, NC, 28054
Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC	913 2nd Street, Kings Mountain, NC, 28086
Landa App 2 LLC - 200 15th Court Northwest Center Point AL LLC	200 15th Court NW, Center Point, AL, 35215
Landa App 2 LLC - 503 8th Street South Bessemer AL LLC	503 8th Street S, Bessemer, AL, 35020
Landa App 2 LLC - 503 East Robinson Street Dallas NC LLC	503 E Robinson Street, Dallas, NC, 28034
Landa App 2 LLC - 4037 Stone Drive Bessemer AL LLC	4037 Stone Drive, Bessemer, AL, 35022
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC	4601 Sylvaner Lane, Birmingham, AL, 35244
Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC	8048 Old Plank Road, Jacksonville, FL, 32220
Landa App 2 LLC - 340 17th Ave Center Point AL LLC	340 17th Ave, Center Point, AL 35215
Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC	2150 Tishamingo Drive Birmingham, AL 35217
Landa App 2 LLC - 3029 Cedaridge Drive Tampa FL LLC	3029 Cedaridge Drive Tampa, FL 33618

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Form of Florida Secured Note, by and between L Finance, LLC and each Series
6.2	Form of Alabama Commercial Promissory Note, by and between L Finance, LLC and each Series
6.3	Form of North Carolina Commercial Promissory Note, by and between L Finance, LLC and each Series

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2023

LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

4